August 7, 2006

Babette Cooper
Staff Accountant
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:  Northern Ethanol, Inc.
     Item 4.01, Form 8-K/A1
     File No. 0-51564

Dear Ms. Cooper:

In relation to the responses to the staff's comment letter of July 28, 2006 relating to the above referenced report, please be advised that:

      (a) Northern Ethanol, Inc. (the "Issuer") is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

      (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      (c) we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

NORTHERN ETHANOL, INC.

s/ Gordon Laschinger


Gordon Laschinger,
Chief Executive Officer